Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2009	2008	2007	2006	2005
	(In thousands, except ratio data)
Income before income taxes	$ 11,050	$ 13,761	$ 15,754	$ 11,023	$ 7,621

Interest on indebtedness	13,682	14,728	15,746	11,994	8,016

Portion of rents representative
of the interest factor	1,576	1,498	1,396	1,249	1,161

Earnings as adjusted	$ 26,308	$ 29,987	$ 32,896	$ 24,266	$ 16,798

Fixed charges:

Interest on indebtedness	$ 13,681	$ 14,728	$ 15,746	$ 11,994	$ 8,016

Portion of rents representative
of the interest factor	1,576	1,498	1,396	1,249	1,161

Fixed charges	$15,257	$16,226	$17,142	$13,243	$ 9,177

Ratio of earnings
to fixed charges	1.72	1.85	1.92	1.83	1.83